August 21, 2009

BY EDGAR AND HAND DELIVERY

Ms. Rochelle K. Plesset

Ms. Sonia G. Barros

Ms. Stacie Gorman

Division of Investment Management

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Colony Financial, Inc.
Amendment No. 1 to Registration Statement on Form S-11
Filed August 4, 2009
File No. 333-160323

Dear Ms. Plesset, Ms. Barros and Ms. Gorman:

On behalf of our client, Colony Financial, Inc., a Maryland corporation (the “Company”), this letter responds to the telephonic comments of the staff of the Division of Investment Management of the Commission (the “Staff”), received pursuant to telephone conferences between members of our firm and Ms. Plesset on August 11 and 13, 2009, with respect to the Registration Statement. During such telephone conferences, Ms. Plesset requested that the Company advise the Staff of its views with respect to its target assets and operating structure under the Investment Company Act of 1940, as amended (the “Act”).

3(c)(5)(C) Asset Classifications.

Qualifying Assets. For purposes of determining whether a particular subsidiary of the Company qualifies for the exemption provided by Section 3(c)(5)(C) of the Act, the Company will treat the following of its “target assets” as qualifying real estate assets: whole mortgage loans, whether originated or acquired; debtor-in-possession loans that are wholly secured by first mortgage liens on the debtor's real estate assets; B Notes representing direct participation in mortgage loans fully secured by real property and otherwise meeting the conditions set forth in the Capital Trust, Inc. no-action letter dated February 3, 2009; bridge loans wholly secured by first priority liens on real estate that provide interim financing to borrowers

Securities and Exchange Commission

August 21, 2009

seeking short-term capital (with terms of generally up to three years); construction loans wholly secured by first liens on real estate; commercial mortgage backed securities (CMBS) if the Company acquires 100% of the controlling class of a particular CMBS issuance; residential mortgage-backed securities (RMBS) representing ownership of an entire pool of mortgage loans; and real estate owned properties.

Real Estate Related Assets. The Company will treat the following of its “target assets” as real estate-related assets: mezzanine loans made to property owners that are subordinate to mortgage debt and are secured by pledges of the borrower’s ownership interests in the property and/or the entity that owns the property; CMBS if the Company does not acquire 100% of the controlling class of a particular issuance; commercial real estate corporate debt in the form of corporate bank debt and corporate bonds of REITs and other REOCs, or corporate issuers with high concentrations of real estate assets; participations in construction or rehabilitation loans that are secured by commercial properties but that do not meet the conditions set forth in the Capital Trust letter referenced above; RMBS representing less than the entire ownership in a pool; and preferred stock and other hybrid instruments, such as convertible debt securities, of real estate-related entities, including REITs and REOCs.

Whole Loans with FDIC-Retained Participations. The Company may acquire interests in mortgages in structured transactions in which the FDIC receives a participation interest in proceeds from the loans and/or provides loss-sharing support. The structures through which the Company’s subsidiaries acquire any of these types of assets may vary, and the FDIC has not yet formally agreed to a structure of such loan acquisitions. As a result, although the Company will attempt to structure its acquisitions of mortgage loans from the FDIC in a manner that will allow it to treat its interests as qualifying real estate assets for purposes of the 55% test, its ability to do so will depend upon the terms and the transaction structures available in connection with such acquisitions. Depending upon the structure of any proposed acquisitions from the FDIC, the Company may discuss with the Staff of the Division of Investment Management how to treat such assets for purposes of the Company’s Section 3(c)(5)(C) analysis.

Co-investments with Other Investment Funds Managed by Colony Capital or its Affiliates.

The Company expects that substantially all of its investments in its target assets that it invests along side of other investment funds managed by Colony Capital or its affiliates will be held in a “majority-owned subsidiary” as defined in the Act as a company (in this case expected to be a limited liability company) 50% or more of the outstanding “voting securities”, as defined in the Act, of which will owned by the Company. These subsidiaries are expected to be treated as all other majority-owned subsidiaries of the Company as described above. To the extent any such subsidiary does not qualify for the exemption provided by Section 3(c)(5)(C) of the Act, the investment in such subsidiary by the Company will be counted toward the 40% test under Section 3(a)(1)(C).

With respect to the Staff’s question regarding the Investment Advisers Act of 1940, the Company has advised us that Colony Capital and its affiliates are investment advisers to fewer than 15 clients (including the Company), and have been during the past twelve months, do not hold themselves out generally to the public as investment advisers, and do not act as investment advisers to any registered investment company, thus exempting them from registration under the Investment Advisers Act of 1940 pursuant to Section 203(b)(3) thereof.

TALF Subsidiaries.

As requested by the Staff, the Company will revise its disclosure concerning its TALF subsidiaries to state that they will rely on Section 3(c)(7) for their 1940 Act exemption and therefore the Company’s interests in such subsidiaries will constitute “investment securities” for purposes of the 40% test. The Company will also add disclosure, similar to that provided by Starwood Property Trust, Inc., that in the

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August 21, 2009

future it may seek instead to rely on Rule 3a-7 for certain of the TALF subsidiaries in accordance with any guidance that may be issued by the Division of Investment Management. The Company will also state its expectation that the aggregate value of the Company’s interests in subsidiaries as to which in the future it seeks to rely on the Rule 3a-7 exemption will comprise less than 20% of total assets on an unconsolidated basis.

Additional Disclosure Concerning Lack of Staff Guidance.

As requested by the Staff, the Company will add the requested disclosure concerning the lack of SEC Staff guidance in connection with the Section 3(c)(5) and 3(c)(6) exemptions, similar to that provided by Starwood Property Trust, Inc., to Amendment No. 2 to the Registration Statement.

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The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact me at 202-637-3675 or James E. Showen at 202-637-8357.

Very truly yours,

/s/ David P. Slotkin

David P. Slotkin, Esq.

cc:	Ronald M. Sanders, Esq.
J. Warren Gorrell, Jr., Esq.
James E. Showen, Esq.
Larry P. Medvinsky, Esq.